BRF S.A.
A Public Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (the "Company") hereby amends the Notice to the Market published on March 2, 2015, stating that the receipt of the proxies, object of the public request for proxy voting, to be held by the Company will begin at 08:00 a.m. on March 16, 2015, when the information and documents specified in Article 23 of the CVM Instruction 481/2009 will be published, and will close on April 3, 2015, at 06:00 p.m.

All other information included in the Notice to the Market published on March 2, 2015 remains unchanged.

São Paulo, March 5, 2015

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer